UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                October 19, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

NEW CEO

NEW CEO

The Board of Directors of TDC A/S has today signed a Service Agreement with Jens Alder, engaging Jens Alder as Chief Executive Officer of the Company as of 1 November 2006. Jens Alder, aged 49, was until the end of January 2006 President and CEO of Swisscom.


The present CEO, Henning Dyremose, will resign as CEO by 31 October 2006. Henning Dyremose will continue as special advisor employed by the Company until the Annual General Meeting of TDC in March 2007. At the constituent Board meeting following the Annual General Meeting, Henning Dyremose is expected to be elected new Chairman of the Board of Directors.




For further information please contact TDC Investor Relations on +45 3343 7680.


TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   October 19, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury